

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 3, 2018

Via E-mail
Devin I. Murphy
Chief Financial Officer
Phillips Edison & Company, Inc.
11501 Northlake Dr.
Cincinnati, OH 45249

Re: **Phillips Edison & Company**
          Form 10-K for the year ended December 31, 2017
          Filed March 30, 2018
          File No. 000-54691

Dear Mr. Murphy:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Robert F. Telewicz, Jr.

                                        Robert F. Telewicz, Jr.
                                        Branch Chief
                                        Office of Real Estate and
                                        Commodities